Iwona Kozak, Director Stream Communications +48-22-842-7666 Iwona.Kozak@streamcn.com	Maura Gedid Breakstone Group 646-452-2335 mgedid@breakstone-group.com

STREAM COMMUNICATIONS COMPLETES INTERIM CLOSING OF
SALE OF A MAJORITY INTEREST IN STREAM POLAND

WARSAW, Poland, February 19, 2008 - Stream Communications Network & Media Inc. ("Stream" or the "Company") (OTC Pink Sheets: SCNWF & FSE: TPJ). Further to its news release of December 18, 2007, the Company is pleased to announce that an interim closing of the sale of a majority interest in the Company's wholly owned Polish subsidiary, Stream Communications Sp. Z o.o ("Stream Poland") to Penta Investments Limited ("Penta") (the "Sale Transaction") occurred on Friday, February 15, 2008.

At that time, the Company effected the transfer of the 15,640 shares in Stream Poland held by it which are being sold to Penta (the "Existing Shares") as part of the overall Sale Transaction against an initial payment by Penta to the Company of US$3,713,533 (the "Initial Payment"), of which US$3,213,027 has been applied to retire indebtedness to Barrington Wedgewood LLC. The balance of the monies due to the Company on account of the Existing Shares (approximately US$4.9 million) are to be paid to or for the account of the Company on or before February 29, 2008, by which time it is also proposed that the closing of the purchase by Penta of a further 16,900 shares from the treasury of Stream Poland, as more fully described in the Company's December 18, 2007 news release, will have completed.

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland. Stream is the seventh largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

About Penta Investments

Penta is a Czech and Slovak private equity group established in 1994. The company focuses on buyout, growth, and restructuring projects in the Central and Eastern European markets. The consolidated assets managed by Penta are worth in excess of EUR 862 million. In its portfolio companies Penta employs over 20 thousand people and provides services to several million customers on a daily basis.

Safe Harbor for Forward-Looking Statements

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.